UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of September 2017
Commission File Number 001-33161
NORTH AMERICAN ENERGY PARTNERS INC.
Suite 300, 18817 Stony Plain Road
Edmonton, Alberta T5S 0C2
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	Interim consolidated financial statements of North American Energy Partners Inc. for the three and nine months ended September 30, 2017.

2.	Management’s Discussion and Analysis for the three and nine months ended September 30, 2017.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ Rob Butler
Name:	Rob Butler
Title:	Vice President, Finance
Date: October 31, 2017

NORTH AMERICAN ENERGY PARTNERS INC.
Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017
(Expressed in thousands of Canadian Dollars)
(Unaudited)

NORTH AMERICAN ENERGY PARTNERS INC.

Strength In Adversity

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	September 30, 2017	December 31, 2016
Assets
Current assets
Cash	$10,711	$13,666
Accounts receivable	44,117	40,080
Unbilled revenue	15,409	15,965
Inventories	2,715	3,437
Prepaid expenses and deposits	2,790	1,551
Assets held for sale	948	247
	76,690	74,946
Plant and equipment (net of accumulated depreciation of $214,503, (December 31, 2016 – $204,860))	268,474	256,452
Other assets	5,358	4,876
Deferred tax assets	11,199	13,807
Total assets	$361,721	$350,081
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$37,856	$29,551
Accrued liabilities	11,170	11,175
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	564	1,071
Current portion of capital lease obligation	29,780	24,062
Current portion of long-term debt (note 5(a))	—	8,169
	79,370	74,028
Long-term debt (note 5(a))	59,866	31,266
Capital lease obligation	32,174	37,338
Other long-term obligations	8,310	8,274
Deferred tax liabilities	38,746	40,221
	218,466	191,127
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – September 30, 2017 - 28,060,150 (December 31, 2016 – 30,518,907)) (note 8(a))	230,975	252,633
Treasury shares (September 30, 2017 - 2,608,387 (December 31, 2016 - 2,213,247)) (note 8(a))	(12,296)	(9,294)
Additional paid-in capital	53,679	45,915
Deficit	(129,103)	(130,300)
	143,255	158,954
Total liabilities and shareholders’ equity	$361,721	$350,081
See accompanying notes to interim consolidated financial statements.

NOA

Interim Consolidated Statements of Operations and
Comprehensive (Loss) Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Revenue	$70,045	$48,222	$210,511	$150,979
Project costs	31,429	22,495	82,626	55,581
Equipment costs	22,594	12,045	67,369	41,354
Depreciation	10,250	8,306	32,881	28,093
Gross profit	5,772	5,376	27,635	25,951
General and administrative expenses	4,534	5,487	17,944	19,473
Loss on disposal of plant and equipment	24	20	243	176
Gain on disposal of assets held for sale	(42)	(191)	(225)	(354)
Amortization of intangible assets	246	402	804	1,551
Operating income (loss) before the undernoted	1,010	(342)	8,869	5,105
Interest expense, net (note 7)	1,830	1,411	4,954	4,648
Foreign exchange (gain) loss	(44)	10	(32)	10
(Loss) income before income taxes	(776)	(1,763)	3,947	447
Income tax (benefit) expense
Deferred	(191)	(327)	1,133	395
Net (loss) income and comprehensive (loss) income	(585)	(1,436)	2,814	52
Per share information
Net (loss) income - basic (note 8(b))	$(0.02)	$(0.05)	$0.10	$0.00
Net (loss) income - diluted (note 8(b))	$(0.02)	$(0.05)	$0.09	$0.00
See accompanying notes to interim consolidated financial statements.

2

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Total
Balance at December 31, 2015	$275,520	$(5,960)	$29,527	$(127,469)	$171,618
Net income	—	—	—	52	52
Exercised options	60	—	(24)	—	36
Stock-based compensation	—	306	1,702	—	2,008
Dividends ($0.06 per share) (note 8(d))	—	—	—	(1,816)	(1,816)
Share purchase program (note 8(c))	(16,502)	—	10,487	—	(6,015)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(2,636)	—	—	(2,636)
Balance at September 30, 2016	$259,078	$(8,290)	$41,692	$(129,233)	$163,247

Balance at December 31, 2016	$252,633	$(9,294)	$45,915	$(130,300)	$158,954
Net income	—	—	—	2,814	2,814
Exercised options	915	—	(367)	—	548
Stock-based compensation	—	1,642	528	—	2,170
Dividends ($0.06 per share) (note 8(d))	—	—	—	(1,617)	(1,617)
Share purchase program (note 8(c))	(22,573)	—	7,603	—	(14,970)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 8(a))	—	(4,644)	—	—	(4,644)
Balance at September 30, 2017	$230,975	$(12,296)	$53,679	$(129,103)	$143,255
See accompanying notes to interim consolidated financial statements.

3

NOA

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Cash (used in) provided by:
Operating activities:
Net (loss) income	$(585)	$(1,436)	$2,814	$52
Adjustments to reconcile to net cash from operating activities:
Depreciation	10,250	8,306	32,881	28,093
Amortization of intangible assets	246	402	804	1,551
Amortization of deferred financing costs (note 7)	208	153	421	509
Loss on disposal of plant and equipment	24	20	243	176
Gain on disposal of assets held for sale	(42)	(191)	(225)	(354)
Stock-based compensation expense	(71)	520	2,378	3,277
Cash settlement of stock-based compensation	—	—	—	(1,021)
Other adjustments to cash from operating activities	52	23	128	72
Deferred income tax (benefit) expense	(191)	(327)	1,133	395
Net changes in non-cash working capital (note 9(b))	(10,286)	464	3,832	3,191
	(395)	7,934	44,409	35,941
Investing activities:
Purchase of plant and equipment	(6,163)	(9,161)	(32,650)	(14,484)
Additions to intangible assets	(33)	—	(58)	(162)
Issuance of loan to partnership (note 4)	(458)	—	(714)	—
Investment in partnership (note 4)	—	—	(1,177)	—
Proceeds on disposal of plant and equipment	17	11	9,540	4,561
Proceeds on disposal of assets held for sale	180	1,110	1,515	1,596
	(6,457)	(8,040)	(23,544)	(8,489)
Financing activities:
Repayment of credit facilities	(2,200)	(1,071)	(19,941)	(4,891)
Increase in credit facilities	1,732	9,962	1,732	16,962
Issuance of Convertible Debentures (note 5(c))	—	—	40,000	—
Financing costs (note 5(b) and (c))	(833)	(74)	(3,046)	(99)
Redemption of Series 1 Debentures	—	(10,000)	—	(19,927)
Proceeds from options exercised	2	11	548	36
Dividend payments (note 8(d))	(542)	(597)	(1,670)	(1,231)
Share purchase program (note 8(c))	(7,499)	(915)	(14,970)	(6,015)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 8(a))	(570)	(643)	(4,644)	(2,636)
Repayment of capital lease obligations	(7,112)	(6,178)	(21,829)	(18,887)
	(17,022)	(9,505)	(23,820)	(36,688)
Decrease in cash	(23,874)	(9,611)	(2,955)	(9,236)
Cash, beginning of period	34,585	32,726	13,666	32,351
Cash, end of period	$10,711	$23,115	$10,711	$23,115
Supplemental cash flow information (note 9(a))
See accompanying notes to interim consolidated financial statements.

4

Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
1) Nature of operations
North American Energy Partners Inc. ("the Company") provides a wide range of heavy construction and mining services to customers in the resource development and industrial construction sectors, primarily within Western Canada.
2) Basis of presentation
These unaudited interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP") for interim financial statements and do not include all of the disclosures normally contained in the Company’s annual consolidated financial statements and as such these interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2016.
The Company's full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters due to seasonality. The Company's mining revenues are typically highest in the first quarter of each year as ground conditions are most favorable for this type of work in the Company's operating regions while the Company's civil construction revenues are typically highest during the third and fourth quarter, as weather conditions are most favorable for this type of work during these seasons. The Company's mining activity declines near the end of the first quarter and through a large portion of the second quarter, as weather conditions make operations in the Company’s operating regions difficult. The duration of this period is referred to as “spring breakup”, as frost leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. In addition to revenue variability, gross profit margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for servicing.
During the second quarter of the year ended December 31, 2016, the Company's results were further affected by a large wildfire that forced a temporary shut down of operations. The wildfire necessitated an evacuation of the town of Fort McMurray and most oil sands producers curtailed or shutdown site and processing operations to ensure the safety of workers and their displaced families. The Company's return to operating activity was limited by customer restart progress, which extended beyond the second quarter into the third quarter.
3) Recent accounting pronouncements
a) Accounting pronouncements recently adopted
i) Inventory
In July 2015, the Financial Accounting Standard Board ("FASB") issued Accounting Standard Update ("ASU") No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. This accounting standard simplifies the subsequent measurement of inventory by requiring inventory to be measured at the lower of cost and net realizable value. This standard was adopted January 1, 2017 and the adoption did not have a material effect on the Company's consolidated financial statements.
b) Issued accounting pronouncements not yet adopted
i) Revenue from Contracts with Customers
In May 2014, the FASB issued ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued several related ASUs which provide guidance that requires an entity to recognize revenue in accordance with a five-step model. Topic 606 will replace nearly all existing US GAAP revenue guidance, including industry-specific requirements, with a single comprehensive standard and significantly expands the disclosure requirements for revenue arrangements. The model is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the total consideration to which the entity expects to be entitled, during the term of the contract, in exchange for those goods or services. The new standard, as amended, will be effective for the Company for interim and annual reporting periods commencing January 1, 2018.

5

NOA

The standard allows the use of either a full retrospective transition method, in which case the standard would be applied to each prior reporting period presented, or a modified cumulative effect retrospective transition method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application with disclosure of results under the new and old standards for the first year of adoption. The Company is evaluating both methods of adoption as it completes its analysis.
The Company currently recognizes revenue on its construction contracts, which comprise the majority of overall revenue, as costs are incurred on undefined scope work and using a percentage-of-completion method for defined scope work. The adoption of the new standard may impact the timing of revenue recognition, the measurement of contract costs and the recognition of contract assets and liabilities. Contracts with multiple performance obligations and those with unapproved change orders are likely to experience a change in the timing of revenue recognition under the new standard.
The Company continues to evaluate the impact of adopting the standard on its financial reporting and disclosures through its change management plan which guides the adoption of the standard. The Company has identified existing customer contracts that are within the scope of the new guidance and has begun analysis on individual contracts or groups of contracts to identify any significant differences and the impact on revenues as a result of adopting the new standard. Through this process, the Company is quantifying the impact, if any, on prior period revenues as well as assessing the Company’s policies, practices, procedures, controls, and systems for changes necessary to process and compile the information to meet the requirements of the new standard.
ii) Financial Instruments
In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825-10) enhancing the reporting model for financial instruments. Under the new standard, equity investments, excluding those accounted for under the equity method or resulting in consolidation of the investee are to be measured at fair value with the changes in fair value recognized in net income. The ASU requires a qualitative assessment to identify impairments of equity investments without a readily determinable fair value. The new standard also amends disclosure requirements and requires separate presentation of financial assets and liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The amendments also clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity's other deferred tax assets. This ASU will be effective commencing January 1, 2018, with early adoption permitted. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.
iii) Leases
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to supersede the current leases accounting standard (Topic 840). The main difference between the new standard and the current standard is the requirement that lessees recognize a lease liability and a right-of-use asset for leases currently classified as operating leases. Lessor accounting remains largely unchanged. Additionally, the standard requires that for a sale to occur in a sale-leaseback transaction, the transfer of assets must meet the requirements for a sale under Topic 606.
The standard requires a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available.
The Company continues to evaluate the impact of adopting the standard on its financial statements and disclosure through its change management plan which guides the adoption of the standard. The Company has compiled an inventory of all leases and will analyze individual contracts or groups of contracts to identify any significant differences and the impact on lease transactions as a result of adopting the new standard. Through this process, the Company will also quantify the impact, on prior period transactions as well as assess the Company’s policies, practices, procedures, controls, and systems for changes necessary to process and compile the information to meet the requirements of the new standard. The new standard will be effective for interim and annual reporting periods commencing January 1, 2019, with early adoption permitted.

6

iv) Statement of Cash Flows
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230: Classification of Certain Cash Receipts and Cash Payments). This accounting standard eliminates the diversity in practice related to the classification of certain cash receipts and payments for debt prepayments or extinguishment costs, the maturing of a zero coupon bond, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements, distributions from certain equity method investees and beneficial interests obtained in a financial asset securitization. This ASU will be effective commencing January 1, 2018, with early adoption permitted. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.
v) Stock-Based Compensation
In May 2017, the FASB issued ASU No. 2017-09, Compensation - Stock Compensation (Topic 718: Scope of Modification Accounting). This accounting standard update clarifies which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. This ASU will be effective commencing January 1, 2018, with early adoption permitted. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.
4) Investment in partnership
On April 1, 2017, the Company entered into a partnership agreement under the name "Dene North Site Services" with Dene Sky Site Services Ltd. ("Dene Sky"). The partnership was formed for the purpose of establishing a strategic relation with a local operator in Northern Alberta in order to expand the Company's market opportunities in the region. The Company holds a 49% undivided ownership interest in the assets, liabilities and related revenue and expenses managed through the partnership agreement. The partnership agreement specifies that the economic activity and decision-making are jointly controlled and each partner is entitled to its share of the assets, liabilities, revenue and expenses of the unincorporated entity.
The Company records its share of the partnership assets, liabilities, revenue and expenses within its consolidated financial statements using the proportionate consolidation method. The Company is contingently liable under the partnership agreement for its portion of the partnership’s obligations and liabilities that could arise from construction contracts, potential lawsuits, lease commitments and financing agreements.
At inception of the partnership, assets and liabilities were proportionately recognized within the Company's consolidated financial statements at 49% as follows:

Assets
Cash	$1,131
Inventory	29
Prepaid expenses	4
Plant and equipment	2,581
Total assets	$3,745

Liabilities
Capital lease obligation	$800
Long-term debt	637
Total liabilities	$1,437

Total consideration paid	$2,308

7

NOA

The financial data for the Company's 49% interest included in the consolidated financial statements is summarized as follows:
Balance Sheet

September 30, 2017
Assets
Current assets	$2,047
Non-current assets	2,352
Total assets	$4,399
Liabilities
Current liabilities	$1,741
Long-term liabilities	936
Total liabilities	$2,677

Net assets	$1,722
As at September 30, 2017, the Company had issued a loan to Dene North Site Services in the amount of $1,400, which is included in the above current liabilities at 49%.
Statement of Operations and Comprehensive Loss

	Three months ended	Nine months ended
	September 30,	September 30,
	2017	2017
Revenues	$2,103	$2,673
Gross profit (i)	277	81
Loss before taxes	(56)	(588)
Net loss and comprehensive loss(ii)	(56)	(588)
(i) Gross profit is defined as revenue less: project costs; equipment costs; and depreciation.
(ii) For income tax purposes, all income attributed to the partnership agreement is allocated to the partners pro-rata in accordance with their respective interest.
5) Long-term debt
a) Long-term debt amounts are as follows:
Current:

	September 30, 2017	December 31, 2016
Credit Facility (note 5(b))	$—	$8,246
Less: deferred financing costs	—	(77)
	$—	$8,169
Long-term:

	September 30, 2017	December 31, 2016
Credit facilities (note 5(b))	$22,000	$31,326
Convertible Debentures (note 5(c))	40,000	—
Less: deferred financing costs	(2,134)	(60)
	$59,866	$31,266

8

b) Credit facilities

	September 30, 2017	December 31, 2016
Term Loan	$—	$28,572
Revolver	22,000	11,000
Total credit facilities	22,000	39,572
Less: current portion	—	(8,246)
	$22,000	$31,326
On August 1, 2017, the Company entered into a new Credit Facility Agreement (the "Credit Facility") with a banking syndicate led by National Bank of Canada, replacing the Sixth Amended and Restated Credit Agreement (the “Previous Credit Facility”), which included a revolving loan (the "Previous Revolver") and a term loan (the "Previous Term Loan"). The Credit Facility is comprised solely of a revolving loan (the “Revolver”) which allows borrowing of up to $140.0 million with an ability to increase the maximum borrowings by an additional $25.0 million, subject to certain conditions. Unlike the Previous Credit Facility, the Credit Facility borrowing is not contingent upon the value of the borrowing base. The permitted capital lease debt limit is $100.0 million. This facility matures on August 1, 2020, with an option to extend on an annual basis.
As at September 30, 2017, there was $0.8 million in issued letters of credit under the Credit Facility and the unused borrowing availability was $117.2 million. As at December 31, 2016, under the Previous Revolver, there was $0.8 million in issued letters of credit and the borrowing base allowed for a maximum draw of $92.1 million. At December 31, 2016, the Company’s unused borrowing availability under the Previous Revolver was $58.2 million, which was limited by the borrowing base to $51.7 million.
The Credit Facility has two financial covenants that must be tested quarterly on a trailing four quarter basis. The senior leverage ratio ("Senior Leverage Ratio") is defined as senior debt to earnings before interest, taxes, depreciation, and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income ("Adjusted EBITDA") and the fixed charge coverage ratio ("Fixed Charge Coverage Ratio") is defined as Adjusted EBITDA less cash taxes to Fixed Charges. Fixed charges ("Fixed Charges") is defined as cash interest, scheduled payments on debt, unfunded cash distributions by the Company and unfunded capital expenditures. The Senior Leverage Ratio is to be maintained at less than 3.0:1 and the Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1. In the event the Company enters into an acquisition, the maximum allowable Senior Leverage Ratio would increase to 3.5:1 for four quarters following the acquisition. As at September 30, 2017, the Company was in compliance with the covenants.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.35% to 0.65% depending on the Company's Senior Leverage Ratio, based on the undrawn portion of the Credit Facility. The Credit Facility is secured by a first priority lien on all of the Company's existing and after-acquired property.
During the three and nine months ended September 30, 2017, financing costs of $818 and $846, respectively, were incurred in connection with signing of the Credit Facility. These fees have been recorded as deferred financing costs and are being amortized over the term to maturity of the Credit Facility.
The Previous Credit Facility was composed of a $70.0 million Previous Revolver and a $30.0 million Previous Term Loan, contingent on a borrowing base which was determined by the value of accounts receivable, inventory, unbilled revenue and plant and equipment.
c) Convertible Debentures
On March 15, 2017, the Company issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures (the "Convertible Debentures") which mature on March 31, 2024. The Company pays interest at an annual rate of 5.50%, payable semi-annually on March 31 and September 30 of each year, commencing September 30, 2017.

9

NOA

The Convertible Debentures may be converted into common shares of the Company at the option of the holder at a conversion price of $10.85 per common share, which is equivalent to approximately 92.1659 common shares per $1,000 principal amount of notes.
The Convertible Debentures are not redeemable prior to March 31, 2020, except under certain conditions after a change in control has occurred. The Convertible Debentures are redeemable at the option of the Company, in whole or in part, at any time on or after March 31, 2020 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest accrued to the redemption date. In each case, the Company must pay accrued and unpaid interest on the debentures redeemed to the applicable redemption date.
If a change in control occurs, the Company is required to offer to purchase all of the Convertible Debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
During the three and nine months ended September 30, 2017, financing costs of $15 and $2,200, respectively were incurred in connection with the issuance of the Convertible Debentures. These fees have been recorded as deferred financing costs and are being amortized using the effective interest method over the term to maturity of the Convertible Debentures.
6) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, unbilled revenue, accounts payable and accrued liabilities approximate their carrying amounts due to the relatively short periods to maturity for the instruments. The fair value of amounts due under the Credit Facility are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rate currently estimated to be available for instruments with similar terms. Based on these estimates, and by using the outstanding balance of $22.0 million at September 30, 2017 and $39.6 million at December 31, 2016, the fair value amounts due under the Credit Facility are not significantly different than the carrying value.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		September 30, 2017		December 31, 2016
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Capital lease obligations (i)	Level 2	$61,954	$58,261	$61,400	$57,714
Convertible Debentures (ii)	Level 1	$40,000	$38,800	$—	$—

(i)
The fair values of amounts due under capital leases are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rates currently estimated to be available for instruments with similar terms.

(ii)	The fair value of the Convertible Debentures is based upon the period end closing market price.
7) Interest expense, net

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Interest on Series 1 Debentures	$—	$230	$—	$977
Interest on Convertible Debentures	552	—	1,205	—
Interest on credit facilities	359	383	1,126	1,140
Interest on capital lease obligations	772	705	2,331	2,184
Amortization of deferred financing costs	208	153	421	509
Interest on long-term debt	$1,891	$1,471	$5,083	$4,810
Other interest income	(61)	(60)	(129)	(162)
	$1,830	$1,411	$4,954	$4,648

10

8) Shares
a) Common shares
Issued and outstanding:
The Company is authorized to issue an unlimited number of voting and non-voting common shares.

	Common shares	Treasury shares	Common shares outstanding, net of treasury shares
Voting common shares
Number of common shares outstanding as at December 31, 2016	30,518,907	(2,213,247)	28,305,660
Issued upon exercise of stock options	166,800	—	166,800
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(587,447)	(587,447)
Settlement of certain equity classified stock-based compensation	—	192,307	192,307
Retired through the share purchase program (note 8(c))	(2,625,557)	—	(2,625,557)
Issued and outstanding at September 30, 2017	28,060,150	(2,608,387)	25,451,763
On June 12, 2014, the Company entered into a trust fund agreement whereby the trustee will purchase and hold common shares, which are classified as treasury shares on the consolidated balance sheets, until such time that units issued under certain stock-based compensation plans are to be settled.
Upon settlement of certain equity-classified stock-based compensation during the nine months ended September 30, 2017, the Company repurchased 161,285 shares to satisfy the recipient tax withholding requirements. The repurchased shares are netted against the purchase of treasury shares for settlement of certain equity-classified stock-based compensation.
b) Net (loss) income per share

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Net (loss) income available to common shareholders	$(585)	$(1,436)	$2,814	$52

Weighted average number of common shares	26,131,952	29,387,719	27,119,292	30,422,699
Weighted average of dilutive securities
Dilutive effect of treasury shares	—	—	2,624,977	2,006,216
Dilutive effect of stock options	—	—	294,467	2,224
Weighted average number of diluted common shares	26,131,952	29,387,719	30,038,736	32,431,139

Basic net (loss) income per share	$(0.02)	$(0.05)	$0.10	$0.00
Diluted net (loss) income per share	$(0.02)	$(0.05)	$0.09	$0.00
For the three months ended September 30, 2017, there were 1,004,760 stock options, 2,608,387 treasury shares and 3,686,636 shares issuable on conversion of Convertible Debentures that were anti-dilutive and therefore not considered in computing diluted earnings per share (three months ended September 30, 2016 - 1,264,780 stock options and 2,006,216 treasury shares were anti-dilutive). For the nine months ended September 30, 2017, there were 478,240 stock options and 2,687,328 shares issuable on conversion of Convertible Debentures that were anti-dilutive and therefore not included in computing earnings per share (nine months ended September 30, 2016 - 636,422 stock options and nil treasury shares were anti-dilutive).

11

NOA

c) Share purchase program
On August 14, 2017, the Company commenced a normal course issuer bid ("NCIB") for the purchase of up to 2,424,333 common shares in Canada and the United States through the facilities of the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"), respectively. In order to comply with relevant securities laws, the Company can purchase a maximum of 1,460,089 of the shares on the NYSE, which represents 5% of the issued and outstanding common shares. As at September 30, 2017, a total of 1,142,762 common shares have been purchased and subsequently cancelled in the normal course resulting in a reduction of $9,810 to common shares and an increase to additional paid-in capital of $4,119.
On June 1, 2017, the Company commenced the second phase of the previously announced amendment to the NCIB in Canada to purchase up to 838,119 voting common shares through the facilities of the TSX. On August 7, 2017, the Company completed the amended purchase program, cancelling 663,400 common voting shares, resulting in a reduction of $5,706 to common shares and an increase to additional paid-in capital of $1,908.
On April 7, 2017, the Company commenced the first phase of the previously announced amendment to the NCIB in Canada to purchase up to 819,395 voting common shares through the facilities of the TSX. The amendment was authorized by the TSX on March 28, 2017. On May 3, 2017, the Company completed the amended purchase program, cancelling 819,395 voting common shares, resulting in a reduction of $7,057 to common shares and an increase to additional paid-in capital of $1,576.
On August 9, 2016, the Company commenced a NCIB in Canada through the facilities of the TSX, to purchase up to 1,075,968 voting common shares that will terminate no later August 7, 2017. As at September 30, 2016, a total of 277,100 common voting shares had been purchased and subsequently cancelled in the normal course resulting in a reduction of $2,381 to common shares and an increase to additional paid-in capital of $1,466.
On March 21, 2016, the Company commenced a NCIB for up to 1,657,514 voting common shares in the United
States primarily through the facilities of the NYSE. Such voting common shares represented approximately 5% of the issued and outstanding voting common shares as of March 14, 2016. In May 2016, the Company completed the share purchase program cancelling 1,657,514 voting common shares resulting in a reduction of $14,121 to common shares and an increase to additional paid-in capital of $9,021.
d) Dividends
On August 1, 2017, the Company declared its third quarter 2017 dividend of $0.02 per share payable to shareholders of record as of August 31, 2017. At September 30, 2017, the dividend payable of $516 was included in accrued liabilities and was subsequently paid to shareholders on October 6, 2017.
On May 2, 2017, the Company declared its second quarter 2017 dividend of $0.02 per share totaling $542 which was paid on July 7, 2017 to shareholders of record as of June 7, 2017.
On February 14, 2017, the Company declared its first quarter 2017 dividend of $0.02 per share totaling $559 which was paid on April 7, 2017 to shareholders of record as of March 6, 2017.
On November 1, 2016, the Company declared its fourth quarter 2016 dividend of $0.02 per share totaling $569 which was paid on January 6, 2017 to shareholders of record as of November 30, 2017.

12

9) Other information
a) Supplemental cash flow information

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Cash paid during the period for:
Interest	$1,162	$1,532	$3,377	$4,759
Cash received during the period for:
Interest	56	61	124	163
Non-cash transactions:
Addition of plant and equipment by means of capital leases	127	21	22,383	9,660
Acquisition of plant and equipment by means of an exchange of equipment	—	—	—	—
Disposal of plant and equipment by means of an exchange of equipment	—	—	—	—
Acquisition of plant and equipment related to the initial investment in the partnership	—	—	2,581	—
Increase in capital lease obligations related to the initial investment in the partnership	—	—	800	—
Increase in long term debt related to the initial investment in the partnership	—	—	637	—
Reclass from plant and equipment to assets held for sale	(776)	(509)	(1,991)	(1,144)
Non-cash working capital exclusions:
Net increase in inventory related to the initial investment in the partnership	(14)	—	(29)	—
Net increase in prepaid expenses related to the initial investment in the partnership	—	—	(4)	—
Net increase in accrued liabilities related to the current portion of the deferred gain on sale leaseback	—	(252)	56	106
Net decrease in accrued liabilities related to current portion of RSU liability	—	—	—	(671)
Net (decrease) increase in accrued liabilities related to dividend payable	(26)	(11)	(53)	585
b) Net change in non-cash working capital

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Operating activities:
Accounts receivable	$(21,131)	$(11,559)	$(4,037)	$3,051
Unbilled revenue	2,673	(3,327)	556	2,568
Inventories	177	401	751	(701)
Prepaid expenses and deposits	(419)	518	(1,228)	(206)
Accounts payable	5,255	12,687	8,305	(2,056)
Accrued liabilities	3,366	1,744	(8)	971
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(207)	—	(507)	(436)
	$(10,286)	$464	$3,832	$3,191

13

NOA

10) Customers
The following customers accounted for 10% or more of total revenues:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Customer A	42%	13%	45%	49%
Customer B	20%	44%	27%	21%
Customer C	16%	25%	18%	23%
Customer D	17%	—%	7%	—%
Customer E	4%	16%	3%	6%
11) Claims revenue
Due to the timing of receipt of signed change orders, the Company recognized claims revenue to the extent of costs incurred during the nine months ended September 30, 2017 of $1,102 (nine months ended September 30, 2016 - $429). The table below represents the classification of uncollected claims on the balance sheet:

	September 30, 2017	December 31, 2016
Accounts receivable	$205	$1,171
Unbilled revenue	7,742	7,088
	$7,947	$8,259
Subsequent to September 30, 2017, $280 of the uncollected claims were approved by the customer.
12) Related party transactions
A director of the Company is the President and Chief Executive Officer of a business that subleases space from the Company. The sublease was entered into several years before the director's appointment.
The Company received sublease proceeds of $84 and $251 during the three and nine months ended September 30, 2017, respectively.

14

NORTH AMERICAN ENERGY PARTNERS INC.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
A. EXPLANATORY NOTES
October 31, 2017
The following Management’s Discussion and Analysis ("MD&A") is as of October 31, 2017 and should be read in conjunction with the attached unaudited interim consolidated financial statements for the three and nine months ended September 30, 2017 and notes that follow. These statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. This Interim MD&A should also be read in conjunction with the audited consolidated financial statements and notes that follow for the year ended December 31, 2016, together with our annual MD&A for the year ended December 31, 2016. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form ("AIF"), are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.
CAUTION REGARDING FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks and uncertainties that could have a material impact on future prospects. Readers are cautioned that actual events and results may vary from the forward-looking information. We have denoted our forward-looking statements with this symbol “s”. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks, assumptions and uncertainties related to such information.
NON-GAAP FINANCIAL MEASURES
A non-GAAP financial measure is generally defined by the Canadian regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as "gross profit", "margin", "EBIT", "EBITDA", "Consolidated EBITDA" (as defined in our previous credit agreement and "Adjusted EBITDA" (as defined in our new credit agreement), "Total Debt", "Net Debt", and "Free Cash Flow". We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
Gross profit and loss
"Gross profit" defined as revenue less: project costs; equipment costs; and depreciation.
We believe that gross profit is a meaningful measure of our business as it portrays results before general and administrative ("G&A") overheads costs, amortization of intangible assets and the gain or loss on disposal of plant and equipment and assets held for sale. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, plant and equipment are being allocated effectively.
EBIT, EBITDA, Consolidated EBITDA and Adjusted EBITDA
"EBIT" is defined as net income (loss) before interest expense and income taxes.
"EBITDA" is defined as net income (loss) before interest expense, income taxes, depreciation and amortization.
"Consolidated EBITDA" is defined in our Previous Credit Agreement as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash (or equity classified) stock-based compensation expense, gain or loss on disposal of plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income (loss).

NOA

We believe that Consolidated EBITDA is a meaningful measure of business performance because it excludes interest, income taxes, depreciation, amortization, the effect of certain gains and losses and certain non-cash items that are not directly related to the operating performance of our business. Management reviews Consolidated EBITDA to determine whether plant and equipment are being allocated efficiently.
As discussed in "Significant Business Events - Credit Facility" in this MD&A, our new Credit Facility introduced a new non-GAAP measure "Adjusted EBITDA", which is defined as EBITDA excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income (loss). Adjusted EBITDA is used in the calculation of the financial covenants in our new Credit Facility.
As EBIT, EBITDA, Consolidated EBITDA and Adjusted EBITDA are non-GAAP financial measures, our computations of EBIT, EBITDA, Consolidated EBITDA and Adjusted EBITDA may vary from others in our industry. EBITDA, Consolidated EBITDA and Adjusted EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA, Consolidated EBITDA and Adjusted EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
Margin
We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric. "Margin" is defined as the financial number as a percent of total reported revenue. Examples where we use this reference and related calculation are in relation to "gross profit margin", "operating income margin", "net income (loss) margin", "Consolidated EBITDA margin" or "Adjusted EBITDA margin".
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
Total Debt and Net Debt
"Total Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) capital leases; (ii) borrowings under our Credit Facility (excluding outstanding Letters of Credit); and (iii) convertible unsecured subordinated debentures (the "Convertible Debentures") and (iv) liabilities from hedge and swap arrangements. Our definition of Total Debt excludes deferred financing costs related to Total Debt. We believe Total Debt is a meaningful measure in understanding our complete debt obligations.
"Net Debt" is defined as Total Debt less cash and cash equivalents recorded on the balance sheet. Net Debt is used by us in assessing our debt repayment requirements after using available cash.
Free Cash Flow
"Free Cash Flow" is defined as cash from operations less cash used in investing activities (excluding cash used for growth capital expenditures and cash used for / provided by acquisitions). We feel Free Cash Flow is a relevant measure of cash available to service our Total Debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.

B. SIGNIFICANT BUSINESS EVENTS
Normal Course Issuer Bids
On August 14, 2017, we commenced a Normal Course Issuer Bid ("NCIB"), which authorizes us to purchase up to 2,424,333 common shares through the facilities of the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). A limit of 1,460,089 of the total number of common shares can be purchased on the NYSE to comply with relevant securities laws, which represents 5% of the issued and outstanding common shares. As at September 30, 2017, a total of 1,142,762 common shares, at a weighted average price of $4.98 per share, have been purchased and subsequently cancelled in the normal course.
On August 7, 2017, we completed our previously announced Normal Course Issuer Bid (“NCIB”), cancelling a total of 1,482,795 common voting shares under that NCIB at a weighted average price of $6.26 per share.
As at September 30, 2017, we have used $15.0 million in cash to purchase and subsequently cancel a total of 2,625,557 common shares in the normal course during the current year. The current year NCIB programs have reduced our outstanding common share balance to 25,451,763 as at September 30, 2017. This outstanding common share balance is net of the 2,608,387 common shares classified as treasury shares as at September 30, 2017.
Dene North Site Services Partnership Agreement
On April 1, 2017, we entered into a partnership agreement with Dene Sky Site Services Ltd. ("Dene Sky"), a private First Nations business based in Janvier, Alberta. Our subsidiary, North American Enterprises Ltd., was issued a 49% interest in the partnership while Dene Sky was issued a 51% interest. The partnership is carrying on business under the name "Dene North Site Services" and will operate primarily in Northern Alberta. We believe the arrangement will expand our services to both the oil sands mining and the in situ market, including providing us the ability to bid and perform certain earthworks, road construction and maintenance, specialized welding, site development, plant maintenance and labour services contracts that we may not otherwise have had the opportunity to bid and perform.s
Revenue Diversity
On September 20, 2017, we announced the award of a three year term contract, which includes a two year extension provision to provide mine support services on Highland Valley Copper Mine in British Columbia. The contract contemplates the use of a fleet of 40 tonne trucks, excavators and support equipment to support our customer's copper mining operations and civil construction activities. We began mobilization of our fleet to the site in September, with operations starting in October of this year.
On June 6, 2017, we were awarded a contract to provide mine support services at the Fording River coal mine in southeast British Columbia. The contract contemplates the use of a fleet of our large haul trucks, shovels and excavators to support our customer’s coal mining operations by extracting and hauling coal as well as removing associated waste materials. We mobilized our fleet to site in late June 2017 and began operations in July 2017.
We believe that these recent awards, coupled with our mine support activities performed at the Red Chris copper mine in northwest British Columbia, provide a strong foundation that can be leveraged in our continuing efforts towards achieving revenue diversity in our business.s
Credit Facility
On August 1, 2017, we entered into a new credit facility agreement (the "Credit Facility") with a banking syndicate led by National Bank of Canada, replacing our previous Sixth Amended and Restated Credit Agreement (the "Previous Credit Facility"). The Credit Facility provides borrowings of up to $140.0 million with an ability to increase the maximum borrowings by an additional $25.0 million, subject to certain conditions (an increase from the $70.0 million revolver and $30.0 million term loan of the Previous Credit Facility). This facility matures on August 1, 2020, with an option to extend on an annual basis. The Credit Facility also allows for a capital lease limit of $100.0 million (an increase from the $90.0 million limit under the Previous Credit Facility).
Unlike our Previous Credit Facility, the Credit Facility is comprised solely of a revolver feature and does not have a borrowing base to limit available borrowings.

NOA

Under the terms of the new agreement, the Senior Leverage Ratio is to be maintained at less than 3.0:1 (the same limit as our Previous Credit Facility), except in the case of the following four quarters after an acquisition for which the aggregate consideration exceeds $25.0 million, where the ratio will increase to 3.5:1. The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1 (an increase on the minimum requirement from 1.0:1 under our Previous Credit Facility).
Financial Covenants are to be tested quarterly on a trailing four quarter basis.
"Adjusted EBITDA" is defined in "Explanatory Notes - Non-GAAP Financial Measures" in this MD&A. "Senior Leverage Ratio", "Senior Debt", "Fixed Charges" and "Fixed Charge Coverage Ratio" are defined in "Resources and Systems - Credit Facility" in this MD&A.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the Credit Facility), plus applicable margins. We are subject to non-refundable standby fees, 0.35% to 0.65% depending on our senior leverage ratio, based on the undrawn portion of the Credit Facility. The Credit Facility is secured by a first priority lien on all of our existing and after-acquired property.
The Credit Facility pricing includes a twenty-five basis point reduction to our borrowing rate and a five basis point reduction to our standby rate, at our current leverage ratio, when compared to the Previous Credit Facility pricing.
We believe that this new facility is less restrictive, supports our strategic priorities and provides us with the ability to expand our liquidity in line with our growth.s
Convertible Debentures
On March 15, 2017, we issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures which mature on March 31, 2024. We pay an annual interest rate of 5.50%, payable semi-annually on March 31 and September 30 of each year, commencing September 30, 2017. As at September 30, 2017, interest expense of $1,205 was included in accrued liabilities and was subsequently paid on October 2, 2017.
The Convertible Debentures may be converted into common shares at the option of the holder at a conversion price of $10.85 per common share, which is equivalent to approximately 92.1659 common shares per $1,000 principal amount of notes.
The Convertible Debentures are not redeemable prior to March 31, 2020, except under certain conditions after a change in control has occurred. We have the option to redeem the Convertible Debentures at any time on or after March 31, 2020 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest accrued to the redemption date. In each case, we are required to pay accrued and unpaid interest on the debentures redeemed to the applicable redemption date.
If a change in control occurs, we are required to offer to purchase all of the Convertible Debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.

C. FINANCIAL RESULTS
Summary of Consolidated Three Months Results

	Three months ended September 30,
(dollars in thousands, except per share amounts)	2017	2016	Change
Revenue	$70,045	$48,222	$21,823
Project costs	31,429	22,495	8,934
Equipment costs	22,594	12,045	10,549
Depreciation	10,250	8,306	1,944
Gross profit(1)	$5,772	$5,376	$396
Gross profit margin(1)	8.2%	11.1%	(2.9)%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	4,605	4,967	(362)
Stock based compensation expense	(71)	520	(591)
Operating income (loss)	1,010	(342)	1,352
Interest expense	1,830	1,411	419
Net loss	(585)	(1,436)	851
Net loss margin(1)	(0.8)%	(3.0)%	2.2%
EBITDA(1)	11,550	8,356	3,194
Consolidated EBITDA(1)	12,317	9,004	3,313
Consolidated EBITDA margin(1)	17.6%	18.7%	(1.1)%
Adjusted EBITDA(1)	11,461	8,705	2,756
Adjusted EBITDA margin(1)	16.4%	18.1%	(1.7)%

Per share information
Net loss - Basic	$(0.02)	$(0.05)	$0.03
Net loss - Diluted	$(0.02)	$(0.05)	$0.03

Cash dividends per share	$0.02	$0.02	$0.00

(1)	See "Non-GAAP Financial Measures". A reconciliation of net loss to EBIT, EBITDA, Consolidated EBITDA and Adjusted EBITDA is as follows:

	Three months ended
	September 30,
(dollars in thousands)	2017	2016
Net loss	$(585)	$(1,436)
Adjustments:
Interest expense	1,830	1,411
Income tax benefit	(191)	(327)
EBIT	1,054	(352)
Adjustments:
Depreciation	10,250	8,306
Amortization of intangible assets	246	402
EBITDA	11,550	8,356
Adjustments:
Loss on disposal of plant and equipment	24	20
Gain on disposal of assets held for sale	(42)	(191)
Equity classified stock-based compensation expense	785	819
Consolidated EBITDA	12,317	9,004
Adjustments:
Liability classified stock-based compensation recovery	(856)	(299)
Adjusted EBITDA	$11,461	$8,705
Analysis of Consolidated Three Month Results
Revenue
For the three months ended September 30, 2017, revenue was $70.0 million, up from $48.2 million in the same period last year. Current year revenue was driven by overburden removal work at the Millennium mine site and mine support services work at the Millennium, Kearl, Mildred Lake and Aurora mine sites. In addition, this quarter saw the award and start-up of a site development project at the Mildred Lake mine, led by our Dene North Site

NOA

Services partnership. Complementing these activities in the quarter was our new mine support service contract at the Fording River coal mine, located in southeastern British Columbia and the wind-down of our mine support activities at the Red Chris copper mine, located in northern British Columbia.
Last year's wildfire and subsequent May 3, 2016 evacuation of Fort McMurray negatively affected our activities in the prior year quarter. The wildfire, which had shut down all of our operations in the Fort McMurray area during the second quarter of last year, significantly delayed the ramp up of our summer mine support activities.
Gross profit
For the three months ended September 30, 2017, gross profit was $5.8 million, or an 8.2% gross profit margin, up from a $5.4 million gross profit, or an 11.1% gross profit margin, in the same period last year. Gross profit margin was lower in the current quarter as a result of lower pricing negotiated by our customers on our long-term service agreements and certain of our mine support activities that required a larger proportion of low margin sub-contract and mobilization activities. In comparison to the previous year, we also saw a return to a normalized level of equipment maintenance activities in the current year as our equipment and maintenance personnel were available to complete our equipment servicing. The completion of planned summer maintenance activities in the prior year was curtailed by the impact of the Fort McMurray wildfire and subsequent operational shutdown coupled with the slow start-up of customer activities through the balance of the summer.
For the three months ended September 30, 2017, depreciation was $10.3 million or 14.6% of revenue, up from $8.3 million or 17.2% of revenue, in the same period last year. The current period depreciation saw a return to a more normalized level of depreciation as a percent of revenue, driven primarily by equipment activity, compared to the previous period which included a disproportionate amount of fixed charge depreciation as a percent of the lower revenue. In addition, the current period decrease in depreciation as a percent of revenue is starting to reflect the benefits we are realizing from our recent program of securing quality used equipment at discounted prices from sellers looking to exit the market place, while also leveraging our strong maintenance expertise and programs to extend the expected lives of our current fleet.
Operating income (loss)
For the three months ended September 30, 2017, we recorded operating income of $1.0 million or 1.4% operating income margin, an increase from a $0.3 million operating loss for the same period last year. General and administrative expense, excluding stock-based compensation cost, was $4.6 million for the quarter, lower than the $5.0 million for the same period last year.
Stock-based compensation expense decreased $0.6 million compared to the prior year primarily as a result of the effect of the lower share price on the carrying value of the liability classified award plans.
Net loss
For the three months ended September 30, 2017, we recorded a $0.6 million net loss (basic loss and diluted loss per share of $0.02), compared to the $1.4 million net loss (basic and diluted loss per share of $0.05) recorded for the same period last year.
Interest expense was $1.8 million for the quarter, up from $1.4 million for the same period last year, primarily due to the issuance of Convertible Debentures at the end of the prior quarter partially offset by the redemptions of the Series 1 Debentures in prior periods. We recorded $0.2 million of deferred income tax benefit in the current period compared to the $0.3 million of deferred income tax benefit recorded in the prior year, driven by the lower net loss in the current period.
The variance between the basic loss per share in the current period and the basic loss per share in the prior period is partially affected by the reduction in the weighted average number of issued and outstanding common shares to 26,131,952 for the three months ended September 30, 2017 compared to 29,387,719 for the three months ended September 30, 2016.
For a detailed calculation of basic and diluted loss per share and the effect of these items in the calculation, see our "Interim Consolidated Financial Statements and notes that follow for the three and nine months ended September 30, 2017 - note 8(b) Net (loss) income per share".

Summary of Consolidated Nine Month Results

	Nine months ended September 30,
(dollars in thousands, except per share amounts)	2017	2016	Change
Revenue	$210,511	$150,979	$59,532
Project costs	82,626	55,581	27,045
Equipment costs	67,369	41,354	26,015
Depreciation	32,881	28,093	4,788
Gross profit(1)	$27,635	$25,951	$1,684
Gross profit margin(1)	13.1%	17.2%	(4.1)%
Select financial information:
General and administrative expenses (excluding stock based compensation)	15,566	16,196	(630)
Stock based compensation expense	2,378	3,277	(899)
Operating income	8,869	5,105	3,764
Interest expense	4,954	4,648	306
Net income	2,814	52	2,762
Net income margin(1)	1.3%	—%	1.3%
EBITDA(1)	42,586	34,739	7,847
Consolidated EBITDA(1)	44,774	36,569	8,205
Consolidated EBITDA margin(1)	21.3%	24.2%	(2.9)%
Adjusted EBITDA(1)	44,982	37,838	7,144
Adjusted EBITDA margin(1)	21.4%	25.1%	(3.7)%

Per share information
Net income - Basic	$0.10	$0.00	$0.10
Net income - Diluted	$0.09	$0.00	$0.09

Cash dividends per share	$0.06	$0.06	$0.00

(1)	See "Non-GAAP Financial Measures". A reconciliation of net income to EBIT, EBITDA, Consolidated EBITDA and Adjusted EBITDA is as follows:

	Nine months ended
	September 30,
(dollars in thousands)	2017	2016
Net income	$2,814	$52
Adjustments:
Interest expense	4,954	4,648
Income tax expense	1,133	395
EBIT	8,901	5,095
Adjustments:
Depreciation	32,881	28,093
Amortization of intangible assets	804	1,551
EBITDA	42,586	34,739
Adjustments:
Loss on disposal of plant and equipment	243	176
Gain on disposal of assets held for sale	(225)	(354)
Equity classified stock-based compensation expense	2,170	2,008
Consolidated EBITDA	44,774	36,569
Adjustments:
Liability classified stock-based compensation expense	208	1,269
Adjusted EBITDA	$44,982	$37,838
Analysis of Consolidated Nine Month Results
Revenue
For the nine months ended September 30, 2017, revenue was $210.5 million, up from $151.0 million in the same period last year. The increase in revenue is primarily due to an expanded winter works program during the first quarter of the current year, driven by the award of reclamation work at the Mildred Lake mine site combined with increased overburden activity at the Millennium mine site which offset lower tailings pond support activity at the Millennium mine site during the first nine months of the year.

NOA

Volumes in the second quarter of the period were negatively impacted by a customer's cancellation of a significant earthworks contract as a result of a plant fire coupled with weather interruptions. We were able to secure replacement work for the majority of the fleet committed to the cancelled project, but lost the early start-up advantage as we had to relocate the equipment to other sites. Contributing to the slower spring quarter was the ever changing weather conditions during the period which resulted in shift cancellations and continuous haul road repairs for our overburden removal work.
In addition, this year saw the award and start-up of a site development project at the Mildred Lake mine, led by our Dene North Site Services partnership. Complementing our summer activities was our new mine support service contract at the Fording River coal mine, located in southeastern British Columbia and the wind-down of our mine support activities at the Red Chris copper mine, located in northern British Columbia.
Prior year revenue was significantly impacted by the Fort McMurray wildfire and subsequent operational shut down. The wildfire significantly delayed the ramp up of our summer mine support activities until well into the third quarter.
Gross profit
For the nine months ended September 30, 2017, gross profit was $27.6 million, or 13.1% of revenue, up from $26.0 million, or 17.2% of revenue in the same period last year. The higher gross profit for the current period was driven by the higher revenue for the period. The lower gross profit margin in the current period was driven by weaker second quarter performance that offset the strong results from our winter works program in the first quarter. The second quarter performance was negatively affected by start-up delays on new projects as a result of the earthworks contract cancellation coupled with weather related lower operational productivity and haul road repairs on our overburden removal work. Contributing to the lower gross profit margins in the current year was lower pricing negotiated by our customers on our long-term service agreements. In comparison to the previous year, we also saw a return to a normalized level of equipment maintenance activities in the current year as our equipment and maintenance personnel were available to complete our equipment servicing. The completion of planned summer maintenance activities in the prior year was curtailed by the impact of the Fort McMurray wildfire and subsequent operational shutdown coupled with the slow start-up of customer activities through the balance of the summer.
For the nine months ended September 30, 2017, depreciation was $32.9 million or 15.6% of revenue, up from $28.1 million or 18.6% of revenue, in the same period last year. The current period depreciation saw a return to a more normalized level of depreciation as a percent of revenue, driven primarily by an increase in equipment activity, compared to the previous period which included a disproportionate amount of fixed charge depreciation as a percent of the lower revenue. In addition, the current period depreciation as a percent of revenue is starting to reflect the benefits we are realizing from our aforementioned discounted equipment purchase program and our maintenance program driving the extension of expected life of our current fleet.
Operating income
For the nine months ended September 30, 2017, we recorded operating income of $8.9 million or 4.2% operating income margin, compared to $5.1 million or 3.4% operating income margin, recorded in the same period last year. G&A expense, excluding stock-based compensation, was $15.6 million, down slightly from $16.2 million last year.
Stock-based compensation cost decreased $0.9 million compared to the prior year. The prior year cost was negatively affected by the increase in our share price and its effect on the carrying values of the liability classified award plan during the first nine months of the year.
Net income
For the nine months ended September 30, 2017, we recorded a $2.8 million net income (basic income per share of $0.10 and diluted income per share of $0.09), compared to $0.1 million net income (basic and diluted income per share of $0.00) recorded for the same period last year.
Interest expense for the nine months ended September 30, 2017 was $5.0 million, up from $4.6 million recorded in the same period last year, primarily due to the issuance of Convertible Debentures in the first quarter partially offset by the interest savings from the redemption of Series 1 Debentures in prior quarters. We recorded a $1.1 million deferred income tax expense in the current period compared to a $0.4 million deferred income tax expense recorded in the prior year.
The variance between the basic income per share in the current period and the basic income per share in the prior year is partially affected by the reduction in the weighted average number of issued and outstanding common shares to 27,119,292 for the nine months ended September 30, 2017 compared to 30,422,699 for the nine months ended September 30, 2016. The variance between the diluted income per share in the current period and the diluted income per share in the prior year is also affected by the increase in treasury shares purchased and held in our trust and stock options vested and exercisable. For a detailed calculation of basic and diluted income per share for the two periods and the effect of these items in the calculation, see our Interim Consolidated Financial Statements and notes that follow for the three and nine months ended September 30, 2017 - note 8(b) Net (loss) income per share.
Non-Operating Income and Expense

	Three months ended			Nine months ended
	September 30,			September 30,
(dollars in thousands)	2017	2016	Change	2017	2016	Change
Interest expense
Long-term debt
Interest on Series 1 Debentures	$—	$230	$(230)	$—	$977	$(977)
Interest on Convertible Debentures	552	—	552	1,205	—	1,205
Interest on credit facilities	359	383	(24)	1,126	1,140	(14)
Interest on capital lease obligations	772	705	67	2,331	2,184	147
Amortization of deferred financing costs	208	153	55	421	509	(88)
Interest on long-term debt	$1,891	$1,471	$420	$5,083	$4,810	$273
Interest income	(61)	(60)	(1)	(129)	(162)	33
Total interest expense	$1,830	$1,411	$419	$4,954	$4,648	$306
Foreign exchange (gain) loss	(44)	10	(54)	(32)	10	(42)
Income tax (benefit) expense	(191)	(327)	136	1,133	395	738
Interest expense
Total interest expense was $1.8 million during the three months ended September 30, 2017, up from $1.4 million in the prior year. During the nine months ended September 30, 2017, total interest expense was $5.0 million up from $4.6 million in the prior year.
Interest on our Series 1 Debentures was $nil during the three and nine months ended September 30, 2017, compared to $0.2 million and $1.0 million in the respective corresponding prior year periods. The reduction is a result of the redemption of $19.9 million of Series 1 Debentures during the prior year.
We recorded $0.6 million and $1.2 million, respectively, in interest on our newly issued Convertible Debentures during the three and nine months ended September 30, 2017 as a result of the issuance of $40.0 million in Convertible Debentures in March 2017. A more detailed discussion on our Convertible Debentures can be found under "Significant Business Events - Convertible Debentures".
Interest on our credit facilities remained consistent at $0.4 million and $1.1 million, respectively, during the three and nine months ended September 30, 2017 compared to the respective corresponding prior year periods. The slight decrease in the current year interest is related to the lower interest rate on the Credit Facility compared to the Previous Credit Facility.
Interest on capital lease obligations of $0.8 million and $2.3 million in the respective three and nine months ended September 30, 2017, was higher than the previous periods. The higher interest expense for both periods was primarily due to an increase in our assets under capital lease during the year. For a discussion on assets under capital lease see "Resources and Systems - Capital Resources and Use of Cash" in this MD&A.
Amortization of deferred financing costs was $0.2 million and $0.4 million, respectively, during the three and nine months ended September 30, 2017 from $0.2 million and $0.5 million in the respective corresponding periods last year. The current three and nine month periods include the amortization of deferred fees related to the credit facilities and the aforementioned new Convertible Debentures. Prior year amortization includes the amortization of deferred financing fees for the Previous Credit Facility and the Series 1 Debentures along with a partial write-off of deferred financing fees for the Series 1 Debentures related to the redemption activity during the period.

NOA

Foreign exchange (gain) loss
The foreign exchange gains and losses relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on purchases of equipment parts. A more detailed discussion about our foreign currency risk can be found under “Quantitative and Qualitative Disclosures about Market Risk – Foreign Exchange Risk”.
Income tax
For the three months ended September 30, 2017, we recorded no current income tax expense and a deferred income tax benefit of $0.2 million, providing a combined income tax benefit of $0.2 million. This compares to a combined income tax benefit of $0.3 million recorded for the same period last year.
For the nine months ended September 30, 2017, we recorded no current income tax expense and a deferred income tax expense of $1.1 million, providing a combined income tax expense of $1.1 million. This compares to a combined income tax expense of $0.4 million recorded for the same period last year.
Income tax as a percentage of taxable income for the three and nine months ended September 30, 2017 differs from the statutory rate of 27.0% primarily to due permanent differences resulting from stock-based compensation. Income tax as a percentage of taxable income for the three and nine months ended September 30, 2016 differs from the statutory rate of 27.0% primarily due to permanent differences resulting from stock-based compensation and book to filing differences.
Summary of Consolidated Quarterly Results
A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing of equipment maintenance and repairs;

•	the timing of project ramp up costs as we move between seasons or types of projects;

•	the timing of resolution for claims and unsigned change-orders;

•	the timing of "mark-to-market" expenses related to the effect of a change in our share price on cash related stock-based compensation plan liabilities; and

•	the level of borrowing under our Convertible Debentures and credit facilities and the corresponding interest expense recorded against the outstanding balance of each.

The table below summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015
Revenue	$70.0	$47.6	$92.8	$62.2	$48.2	$24.2	$78.5	$65.0
Gross (loss) profit*	5.8	(1.2)	23.0	6.4	5.4	2.1	18.4	9.0
Operating (loss) income	1.0	(6.6)	14.4	(1.2)	(0.3)	(5.3)	10.7	0.5
EBIT*	1.1	(6.6)	14.5	0.2	(0.4)	(5.2)	10.7	0.5
Consolidated EBITDA*	12.3	2.2	30.3	13.5	9.0	1.7	25.9	13.5
Adjusted EBITDA*	11.5	2.0	31.6	15.5	8.7	2.8	26.3	13.2
Net (loss) income	(0.6)	(6.2)	9.6	(0.5)	(1.4)	(4.9)	6.4	(0.7)
Net (loss) income per share - basic(i)	$(0.02)	$(0.23)	$0.34	$(0.02)	$(0.05)	$(0.16)	$0.20	$(0.02)
Net (loss) income per share - diluted(i)	$(0.02)	$(0.23)	$0.31	$(0.02)	$(0.05)	$(0.16)	$0.19	$(0.02)

Cash dividend per share (ii)	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02

*	See "Non-GAAP Financial Measures".
i)
Net (loss) income per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.

ii)	The timing of the payment of the cash dividend per share may differ from the dividend declaration period.
The results for the three months ended June 30, 2016 and three months ended September 30, 2016 were negatively affected by the shutdown of operations on May 3, 2016 due to the fire and evacuation in Fort McMurray. We were able to return to the mine sites further north within two weeks, as the impact from the wildfire and evacuation was limited. Mine sites closer to Fort McMurray took longer to ramp back up to expected operational level.
The results for the three months ended June 30, 2017 were negatively affected by the cancellation of a large earthworks contract by a customer as a result of a plant fire at their site. While we were able to secure replacement work for the majority of the fleet committed to the cancelled project, we lost the early start-up advantage as we had to relocate the equipment to other sites.
For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see “Financial Results – Summary of Consolidated Quarterly Results” in our annual MD&A for the year ended December 31, 2016.
Claims and Change Orders
For the nine months ended September 30, 2017, due to the timing of receipt of signed change orders, we had approximately $1,102 in claims revenue recognized to the extent of costs incurred.
As at September 30, 2017, we had $7,947 of unresolved claims and change orders recorded on our balance sheet, compared to $8,259 at December 31, 2016. We are working with our customers in accordance with the dispute resolution terms of our contracts to come to agreement on additional amounts, if any, to be paid to us with respect to these unresolved claims.
For a full discussion on Claims and Change Orders see "Financial Results - Claims and Change Orders" in our most recent MD&A for the year ended December 31, 2016.
D. OUTLOOK
We have just completed the third quarter of the first year of an organic growth plan that we believe may generate a minimum of a 15% compound growth in revenue and EBITDA, over at least a three year period.s This improvement is being achieved by:

1.	Building production related recurring services volumes in our core oil sands market, together with the addition of value creating services.

2.	Expanding our market coverage to include other resource mines (e.g. coal, copper, gold, diamonds etc.) and infrastructure related projects that involve major earthworks.

NOA

Despite the very adverse impact of a severe plant fire at one of our busiest work sites this year, we remain on track to achieve the targeted growth rate for 2017 and beyond.s This outlook is supported by:

•	The successful renewal of all of our oil sands Master Services Agreements (MSAs) and Multiple Use Agreements (MUAs) such that we are not faced with a contract expiration until late 2020;

•
Our customers continuing to use economies of scale in production to dramatically lower oil sands operating costs per barrel. On this theme, we were recently awarded two large earthworks jobs for the winter season with volumes expected to be roughly 10% higher than last year. The combined value of the work could exceed $90.0 million and should benefit late fourth quarter and potentially all of the first quarter of 2018;s

•
The new Fort Hills oil sands mine remaining on schedule for production start-up at the end of 2017. This mine is anticipated to provide a direct benefit in terms of incremental demand for our services and an indirect benefit from the overall tightening of heavy equipment supply.s This being especially the case, with both of our main competitors selling assets to international markets in the last few months;

•	A good line of sight to meaningful heavy construction activity for the summer season of 2018, after a four year hiatus, due to the deep cyclical downturn in the oil industry;

•
Continuation of earthworks at the Fording River coal mine, deep into the fourth quarter and the award of extra such work for the first quarter of 2018, as we build a strong relationship with an important new customer;

•
The award of a minimum three year site support contract at the Highland Valley copper mine. Revenue, which will start in the fourth quarter, is anticipated to be modest at first, but it is expected to increase over the work duration;s

•	Being shortlisted for significant term contracts at a gold mine and a diamond mine. The former project could commence in early 2018 and the latter in mid-2019, if secured;s

•
Further success at pre-qualifying to bid for major infrastructure projects.s This quarter we were chosen (three from seven), as part of a strong international consortium, to bid for a significant gravel road building job in the Northwest Territories; and

•
Good progress with leveraging our core equipment maintenance competence into work for third parties. We already have jobs for two customers in our Edmonton maintenance facility and we believe that this initiative could have a discernible impact on our 2018 results. Eventually, this external maintenance business could provide more than $20.0 million in annual revenue stream for us.s

Overall we are very encouraged by this bright outlook and are even more confident about meeting our growth targets, while maintaining a strong balance sheet.
E. LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see “Laws and Regulations and Environmental Matters—Legal and Labour Matters” in our most recent AIF for a complete discussion on this topic.
Employees and Labour Relations
As at September 30, 2017, we had approximately 129 salaried employees and approximately 816 hourly employees in our Western Canadian operations.  Of the 816 hourly employees, approximately 663 employees are union members and work under collective bargaining agreements.  Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations typically ranges in size from 700 employees to approximately 1,600 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business.  Subcontractors perform an estimated 7.0% to 10.0% of the work we undertake.
The majority of our work is carried out by employees governed by our mining ‘overburden’ collective bargaining agreement with the International Union of Operating Engineers ("IUOE") Local 955, which ensures labour stability through to 2021. Other collective agreements include the provincial collective agreement between the Operating

Engineers and the Alberta ‘Roadbuilders and Heavy Construction’ Association ("ARBHCA"), which has expired. The parties have agreed to extend the term of the current agreement while negotiations continue and have also agreed to a project-specific term, with a no‑strike/no-lockout clause for long-term work. A collective agreement, specific to work performed in our Acheson maintenance shop between the Operating Engineers and North American Maintenance Ltd., is also in effect and has been extended until 2018.  A new collective agreement was signed with the Construction and Allied Workers Union, CLAC Local 68 for the Fording River Operations project, located 30 kilometers north of Elkford, British Columbia. The agreement expires June 2019.
Our relationship with all our employees, both union and non-union, is strong. We have not experienced a strike or lockout, nor do we expect to.s
F. RESOURCES AND SYSTEMS
SUMMARY OF CONSOLIDATED CASH FLOW
Consolidated cash flows are summarized in the table below:

	Three months ended			Nine months ended
	September 30,			September 30,
(dollars in thousands)	2017	2016	Change	2017	2016	Change
Cash (used in) provided by operating activities	$(395)	$7,934	$(8,329)	$44,409	$35,941	$8,468
Cash (used in) provided by investing activities	(6,457)	(8,040)	1,583	(23,544)	(8,489)	(15,055)
Cash used in financing activities	(17,022)	(9,505)	(7,517)	(23,820)	(36,688)	12,868
Net (decrease) increase in cash	$(23,874)	$(9,611)	$(14,263)	$(2,955)	$(9,236)	$6,281
Operating activities
Cash used in operating activities for the three months ended September 30, 2017 was $0.4 million, compared to cash provided by operating activities of $7.9 million for the three months ended September 30, 2016. The decrease in cash flow in the current period is mainly due to the net change in non-cash working capital, driven by the increasing activity levels in the quarter, which offset the improved contributions from EBITDA in the quarter. Cash flow in the prior period included the realization of $0.5 million in cash from the monetization of the net change of non-cash working capital with summer activity slowed by the Fort McMurray wildfire operations shutdown.
Cash provided by operating activities for the nine months ended September 30, 2017 was $44.4 million, compared to $35.9 million cash provided for the nine months ended September 30, 2016. The increase in cash flow in the current period is primarily a result of increased profitability and the realization of $3.8 million in cash from the net change in non-cash working capital (compared to a $3.2 million contribution from the decrease of working capital in the prior period). The current year increase in the contribution from non-cash working capital was primarily driven by the net timing of collections and the settlement of accounts payable, partially offset by the working capital impacts of our third quarter ramp up of activities at our new Fording River project. The prior year contribution from non-cash working capital was limited by the slower than normal activity in the second quarter due to the wildfire operational shutdown.

NOA

Cash provided (used) from the net change in non-cash working capital specific to operating activities is detailed below.

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Operating activities:
Accounts receivable	$(21,131)	$(11,559)	$(4,037)	$3,051
Unbilled revenue	2,673	(3,327)	556	2,568
Inventories	177	401	751	(701)
Prepaid expenses and deposits	(419)	518	(1,228)	(206)
Accounts payable	5,255	12,687	8,305	(2,056)
Accrued liabilities	3,366	1,744	(8)	971
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(207)	—	(507)	(436)
	$(10,286)	$464	$3,832	$3,191
Investing activities
Cash used in investing activities for the three months ended September 30, 2017 was $6.5 million, compared to cash used in investing activities of $8.0 million for the three months ended September 30, 2016. Investing activities for the three months ended September 30, 2017 included $6.2 million for the purchase of plant, equipment and intangible assets along with $0.5 million provided to the partnership as a long-term loan, offset by $0.2 million in proceeds from the disposal of plant and equipment and assets held for sale. Prior period investing activities included $9.2 million for the purchase of plant, equipment and intangible assets, offset by $1.1 million of cash received for proceeds on the disposal of plant and equipment and assets held for sale.
Cash used in investing activities for the nine months ended September 30, 2017 was $23.5 million, compared to $8.5 million of cash used in investing activities for the nine months ended September 30, 2016. Investing activities for the nine months ended September 30, 2017 included $32.7 million for the purchase of plant, equipment and intangible assets, $1.2 million in contributions to the Dene North partnership for our 49% ownership interest and $0.7 million provided to the partnership as a long-term loan, offset by $11.1 million in proceeds from the disposal of plant and equipment and assets held for sale. The proceeds included $9.1 million received from a financing arrangement for some of our heavy equipment fleet.
Prior year investing activities included $14.6 million for the purchase of plant, equipment and intangible assets, partially offset by $6.2 million from proceeds on the disposal of plant and equipment and assets held for sale. The prior period proceeds included $4.7 million received from a financing arrangement for some of our heavy equipment fleet.
Financing activities
Cash used in financing activities during the three months ended September 30, 2017 was $17.0 million, primarily from $7.1 million of capital lease obligation repayments, $7.5 million for the purchase and subsequent cancellation of common shares and $0.5 million of net credit facilities repayments. Cash used in financing activities for the three months ended September 30, 2016 was $9.5 million, driven primarily by $10.0 million used for the repurchase of Series 1 Debentures (financed by $10.0 million in revolver borrowings), $6.2 million in capital lease obligation repayments, $1.1 million of term loan repayments and $0.9 million for the purchase and subsequent cancellation of common shares.
Cash used in financing activities during the nine months ended September 30, 2017 was $23.8 million, which included $40.0 million of proceeds received from issuing Convertible Debentures, $19.9 million of credit facilities repayments, $21.8 million in capital lease obligation repayments, $15.0 million for the purchase and subsequent cancellation of common shares, $4.6 million for treasury share purchases and $3.0 million in financing costs incurred from issuing the Convertible Debentures and new Credit Facility. Cash used in financing activities for the nine months ended September 30, 2016 was $36.7 million, which included $18.9 million in capital lease obligation repayments, $19.9 million for the repurchase of Series 1 Debentures (partially financed by $17.0 million in Previous Credit Facility borrowings), $6.0 million for purchase and subsequent cancellation of common shares, $4.9 million of term loan repayments and $2.6 million of treasury share purchases.

LIQUIDITY
As at September 30, 2017, we had $10.7 million in cash and $117.2 million of unused borrowing availability on the Credit Facility revolver for total liquidity of $127.9 million (defined as cash plus available and unused Credit Facility borrowings). Our liquidity is complemented by available borrowings through our equipment leasing partners. Under the terms of our Credit Facility, our capital lease borrowing is limited to $100.0 million. As at September 30, 2017, we had $38.0 million in unused capital lease borrowing availability under the terms of our Credit Facility. There are no restrictions within the terms of our Credit Facility relating to the use of operating leases.
Summary of Consolidated Financial Position

	September 30, 2017	December 31, 2016	Change
Cash	$10,711	$13,666	$(2,955)
Current working capital assets
Accounts receivable	$44,117	$40,080	$4,037
Unbilled revenue	15,409	15,965	(556)
Inventories	2,715	3,437	(722)
Prepaid expenses and deposits	2,790	1,551	1,239
Assets held for sale	948	247	701
Current working capital liabilities
Accounts payable	(37,856)	(29,551)	(8,305)
Accrued liabilities	(11,170)	(11,175)	5
Billings in excess of costs	(564)	(1,071)	507
Total net current working capital (excluding cash)	$16,389	$19,483	$(3,094)
Intangible assets	1,044	1,790	(746)
Plant and equipment	268,474	256,452	12,022
Total assets	$361,721	$350,081	$11,640

Total long-term financial liabilities (1) ‡	(99,327)	(73,609)	(25,718)
Net Debt*
Capital lease obligations (including current portion)	(61,954)	(61,400)	(554)
Credit facilities (including current portion)(1)	(22,000)	(39,572)	17,572
Convertible Debentures (1)	(40,000)	—	(40,000)
Total Debt*	(123,954)	(100,972)	(22,982)
Cash	10,711	13,666	(2,955)
Net Debt*	$(113,243)	$(87,306)	$(25,937)
* See "Non-GAAP Financial Measures".

‡
Total long-term financial liabilities exclude the current portions of capital lease obligations, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

(1) Excludes deferred financing costs.
Current working capital fluctuations effect on liquidity
At September 30, 2017, we had $2.4 million in trade receivables that were more than 30 days past due compared to $2.1 million as at December 31, 2016. At both September 30, 2017 and December 31, 2016, we did not have an allowance for doubtful accounts related to our trade receivables. We continue to monitor the credit worthiness of our customers.
Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed change orders. Until the time of invoice, revenue related to unexecuted change orders are recorded as unbilled revenue only to the extent of costs incurred. As at September 30, 2017, we had $7.9 million of unresolved claims and change orders recorded on our balance sheet ($8.3 million as at December 31, 2016). For a more detailed discussion on claims revenue refer to “Claims and Change Orders”.
The variability of our business through the year due to the timing of construction project awards or the execution of work that can only be performed during winter months can result in an increase in our working capital requirements from high accounts receivable and unbilled revenue balances at the start of such projects.
Our current working capital is also significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the

NOA

contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a "holdback". Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion.
As at September 30, 2017, holdbacks totaled $0.4 million, down from $0.5 million as at December 31, 2016.
CAPITAL RESOURCES AND USE OF CASH
Our capital resources consist primarily of cash flow provided by operating activities, cash, borrowings under our Credit Facility and financing through our operating and capital equipment lease facilities.
Our primary uses of cash are for capital expenditures, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations, to finance working capital requirements and to pay dividends. When prudent, we have also used cash to repurchase and cancel our common shares.
We believe that we have the capital resources to fund our planned annual capital spending program and meet current and future working capital, debt servicing and dividend payment requirements for the remainder of this year from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility.s
Cash used for net capital expenditures (expenditures net of proceeds) for the three and nine months ended September 30, 2017 was $6.0 million and $21.7 million, respectively ($8.0 million and $8.5 million, respectively for the same periods in 2016). Included in the three and nine months ended September 30, 2017 net capital expenditures was $0.9 million and $6.5 million, respectively, invested in growth capital expenditures with the balance invested in sustaining capital expenditures. In addition, the net capital expenditures for the three and nine months ended September 30, 2017 included $nil and $9.1 million, respectively, in proceeds from a finance arrangement with one of our leasing facility providers using two large capacity excavator / shovels as security. We recorded an equivalent amount as a capital lease liability from this equipment financing transaction. The net capital expenditures for the three and nine months ended September 30, 2016 were related to growth and sustaining capital investments and included $nil and $4.7 million, respectively, in proceeds from a financing arrangement involving four heavy haul trucks.
In order to maintain a balance of owned and leased equipment, we finance a portion of our heavy construction fleet through capital and operating leases and we continue to lease our motor vehicle fleet through our capital lease facilities. Our sustaining capital additions financed through capital leases (excluding the aforementioned equipment financing arrangement) during the three and nine months ended September 30, 2017 was $0.1 million and $13.3 million, respectively (three and nine months ended September 30, 2016 - $nil and $5.0 million, respectively).
We anticipate our annual net sustaining capital expenditures for 2017 to be approximately $40.0 million, driven by equipment replacement and capital maintenance requirements.s We intend to continue leveraging our capital lease facilities to limit the amount of cash used for the equipment replacement requirements.s In addition, with our revenue growth expectations for 2017 and beyond, we anticipate our current year growth capital expenditures to be approximately $15.0 million.s
In addition to the aforementioned sustaining and growth capital investments, we invested $2.3 million of cash in our Dene North Site Services partnership, representing our 49% contribution to the partnership. Our partner invested $2.4 million of equipment (net of debt) and inventory, representing their 51% contribution. Under proportional consolidation accounting for the partnership, these investments are reported on our balance sheet at our 49% participation level, or $1.1 million and $1.2 million, respectively. For a more detailed discussion of our Dene North Site Services partnership see "Significant Business Events - Dene North Site Services Partnership Agreement", in this MD&A.
For a complete discussion on our capital expenditures, please see "Resources and Systems - Liquidity" in our most recent annual MD&A for the year ended December 31, 2016.

Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments, unless otherwise noted, as at September 30, 2017.

	Payments due by year ending December 31,
(dollars in thousands)	Total	2017	2018	2019	2020	2021 and after
Convertible Debentures(i)	$40,000	$—	$—	$—	$—	$40,000
Credit Facility (ii)	22,000	—	—	—	22,000	—
Capital leases (including interest)	65,702	7,682	29,970	17,029	8,728	2,293
Equipment and building operating leases	14,776	733	3,259	2,250	2,360	6,174
Supplier contracts	9,772	2,742	7,030	—	—	—
Total contractual obligations	$152,250	$11,157	$40,259	$19,279	$33,088	$48,467
(i) The Convertible Debentures bear interest of 5.5% and mature on March 31, 2024. Interest is payable in equal installments semi-annually in arrears on March 31 and September 30 of each year, commencing September 30, 2017.
(ii) The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers' acceptance or London interbank offered rate (LIBOR) (all such terms are used or defined in the Credit Facility), plus applicable margins payable monthly.
Our total contractual obligations of $152.3 million as at September 30, 2017, have increased from $130.0 million as at December 31, 2016, primarily as a result of the issuance of our Convertible Debentures, offset by scheduled payments to our Credit Facility and building operating leases. For a full discussion on the Credit Facility revolver see "Credit Facility", below, and for a discussion on Convertible Debentures see "Securities and Agreements" below.
We have no off-balance sheet arrangements, other than operating leases.
We pay regular quarterly dividends of $0.02 per share on common shares. On August 1, 2017, we declared a third quarter 2017 dividend of $0.02 per share totaling $516. At September 30, 2017, the dividend payable was included in accrued liabilities and was subsequently paid on October 6, 2017.
Cash used for the purchase of treasury shares through our trust agreement was $0.6 million and $4.6 million, respectively, for the three and nine months ended September 30, 2017 ($0.6 million and $2.6 million for the three and nine months ended September 30, 2016). Cash used for share purchase programs under normal course issuer bids was $7.5 million and $15.0 million, respectively, for the three and nine months ended September 30, 2017 ($0.9 million and $6.0 million for the three and nine months ended September 30, 2016).
For a complete discussion of the trust share purchases and our share purchase program see "Securities and Agreements" in this MD&A. For a complete discussion on our NCIB see "Significant Business Events" in this MD&A.
Credit Facility
New Credit Facility
On August 1, 2017, we entered into a new Credit Facility Agreement with a banking syndicate now being led by National Bank of Canada, replacing our Previous Credit Facility. The Credit Facility provides borrowings of up to $140.0 million with an ability to increase the maximum borrowings by an additional $25.0 million, subject to certain conditions. This facility matures on August 1, 2020, with an option to extend on an annual basis. The Credit Facility also allows for a capital lease limit of $100.0 million.
The Credit Facility is comprised solely of a revolver feature, unlike our Previous Credit Facility, which had a borrowing base limit to available borrowings and was divided into a $30.0 million term loan and a $70.0 million revolving facility.
Under the terms of the new agreement, the Senior Leverage Ratio is to be maintained at less than 3.0:1, except in the case of the following four quarters after an acquisition where the ratio will increase to 3.5:1, meanwhile the Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.

•	The Senior Leverage Ratio is re-defined as Senior Debt to our trailing 12-month Adjusted EBITDA; and

•	The Fixed Charge Coverage Ratio is re-defined as trailing 12-month Adjusted EBITDA less cash taxes to Fixed Charges.
Financial Covenants are to be tested quarterly on a trailing four quarter basis.

NOA

"Adjusted EBITDA" is defined in "Explanatory Notes - Non-GAAP Financial Measures" in this MD&A.
"Senior Debt" is defined under the Credit Facility as Total Debt plus outstanding Letters of Credit under our Credit Facility, less: (i) purchase money debt incurred for construction of particular property or equipment, but only for 60 days after the property or equipment is commissioned for use; (ii) convertible unsecured subordinated debentures; and liabilities from hedge and swap arrangements. This is used in the Senior Debt to trailing 12-month Adjusted EBITDA ratio and the pricing grid to determine the pricing level for borrowing and standby fees under the facility.
"Fixed Charges", is defined under the Credit Facility as cash interest, scheduled payments on debt, unfunded cash distributions and unfinanced net capital expenditures. Our Credit Facility excludes Previous Credit Facility repayments from the determination of Fixed Charges.

•
The term "unfunded" is defined as requiring borrowings from the Credit Facility or the issuance of our shares to support cash distributions such as dividends payments or the redemption of any class of our shares.

•	The term "unfinanced" is defined as expenditures.
For a full discussion on our Credit Facility, including pricing, see "Significant Business Events - Credit Facility" in this MD&A.
For a full discussion on our Previous Credit Facility, see "Resources and Systems - Credit Facility in our annual MD&A for the year ended December 31, 2016.
Securities and Agreements
Capital Structure
On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at October 27, 2017, there were 28,103,150 voting common shares outstanding, which included 2,617,926 common shares held by the trust and classified as treasury shares on our consolidated balance sheet (28,060,150 common shares, including 2,608,387 common shares classified as treasury shares at September 30, 2017). We did not have non-voting common shares outstanding on any of the foregoing dates. Additionally, as at September 30, 2017, there were an aggregate of 1,004,760 vested and unvested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of full vesting and exercise, would result in the issuance of 1,004,760 common voting shares.
For a more detailed discussion of our share data, see "Description of Securities and Agreements - Capital Structure" in our most recent AIF.
Convertible Debentures
On March 15, 2017, we issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures which mature on March 31, 2024. We pay interest an annual rate of 5.50%, payable semi-annually on March 31 and September 30 of each year, commencing September 30, 2017.
The Convertible Debentures may be converted into common shares at the option of the holder at a conversion price of $10.85 per common share, which is equivalent to approximately 92.1659 common shares per $1,000 principal amount of notes.
The Convertible Debentures are not redeemable prior to March 31, 2020, except under certain conditions after a change in control has occurred. We have the option to redeem the Convertible Debentures at any time on or after March 31, 2020 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest accrued to the redemption date. In each case, we are required to pay accrued and unpaid interest on the debentures redeemed to the applicable redemption date.
If a change in control occurs, we are required to offer to purchase all of the Convertible Debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.

Internal Systems and Processes
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Vice President, Finance, to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Vice President, Finance, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Vice President, Finance concluded that as of September 30, 2017 such disclosure controls and procedures were effective.
Management’s Report on Internal Control over Financial Reporting
There have been no changes to our internal controls over financial reporting (“ICFR”) for the three and nine months ended September 30, 2017 that have materially affected, or are reasonably likely to affect, our ICFR.
Accounting Pronouncements
Accounting pronouncements recently adopted

•	Inventory

◦
In July 2015, the Financial Accounting Standard Board ("FASB") issued Accounting Standard Update ("ASU") No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. This accounting standard simplifies the subsequent measurement of inventory by requiring inventory to be measured at the lower of cost and net realizable value. This standard was adopted January 1, 2017 and the adoption did not have a material effect on our consolidated financial statements.

Issued accounting pronouncements not yet adopted

•	Revenue from Contracts with Customers

◦
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has modified the standards thereafter with the issuance of ASU 2016-08, 2016-10, 2016-12 and 2016-20. This ASU will be effective commencing January 1, 2018. We are assessing the impact the adoption of this standard will have on our consolidated financial statements.

•	Financial Instruments - Overall

◦
In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825-10). This ASU will be effective commencing January 1, 2018, with early adoption permitted. We are assessing the impact the adoption of this standard will have on our consolidated financial statements.

•	Leases

◦
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU will be effective commencing January 1, 2019, with early adoption permitted. We are assessing the effect that the adoption of this standard will have on our consolidated financial statements.

•	Statement of Cash Flows

◦
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230: Classification of Certain Cash Receipts and Cash Payments). This ASU will be effective commencing January 1, 2018, with early adoption permitted. We are assessing the impact the adoption of this standard will have on our consolidated financial statements.

NOA

•	Stock-Based Compensation

◦
In May 2017, the FASB issued ASU No. 2017-09, Compensation - Stock Compensation (Topic 718). This ASU will be effective commencing January 1, 2018, with early adoption permitted. We are assessing the impact the adoption of this standard will have on our consolidated financial statements.

For a complete discussion of accounting pronouncements recently adopted and accounting pronouncements not yet adopted, see the "Accounting pronouncements recently adopted" and "Recent accounting pronouncements not yet adopted" sections of our Interim Consolidated Financial Statements for the three and nine months ended September 30, 2017 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
Critical Accounting Estimates
The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2016.
G. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS
This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

•
Our belief that our partnership with Dene Sky will expand our services to both the oil sands mining and the in situ market, including providing us the ability to bid and perform certain earthworks, road construction and maintenance, specialized welding, site development, plant maintenance and labour services contracts that we may not otherwise have had the opportunity to bid and perform.

•
Our belief that the Fording River and Highland Valley Copper project, coupled with our continued mine support activities at the Red Chris copper mine in northwest British Columbia, provide a strong foundation that can be leveraged in our continuing efforts towards achieving revenue diversity in our business.

•	Our belief that our new Credit Facility provides us with the ability to expand our liquidity in line with our growth.

•	Our belief that we may generate a minimum of a 15% compound growth in revenue and EBITDA over at least a three year period.

•	Our belief that we remain on track to achieve the targeted growth rate for 2017 and beyond.

•	Our expectation that winter season earthworks volumes will be roughly 10% higher than last year, with the combined value of two new awards potentially exceeding $90.0 million.

•
Our expectation that the new Fort Hills oil sands mine will provide a direct benefit in terms of incremental demand for our services and an indirect benefit from the overall tightening of heavy equipment supply.

•	Our expectation that revenue will be generated from the Highland Valley copper mine starting in the fourth quarter and that it will be modest at first but increase over the work duration.

•	Our belief that we may be able to secure significant term contracts at a gold mine and a diamond mine, with projects commencing in early 2018 and the latter in mid-2019, respectively, if secured.

•	Our expectation that we will achieve further success at pre-qualifying to bid for major infrastructure projects.

•
Our belief that we will be able to make good progress with leveraging our core equipment maintenance competence into work for third parties and that the initiative could have a discernible impact on our 2018 results with the external maintenance business potentially eventually providing more than $20.0 million in annual revenue stream.

•	Our expectation that we will not experience a strike or lockout.

•
Our belief that we have the capital resources to fund our planned annual capital spending program and to meet current and future working capital, debt servicing and dividend payment requirements for the remainder of this year from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility.

•
Our anticipation that our annual net sustaining capital expenditures for 2017 will be approximately $40.0 million and that we will be able to continue leveraging our capital lease facilities to limit the amount of cash used for the equipment replacement requirements.

•	Our expectation that our current year growth capital expenditures will be approximately $15.0 million.
Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•
that our partnership with Dene Sky will qualify for, and be invited to bid on, earthworks, road construction and maintenance, specialized welding, site development, plant maintenance and labour services contracts;

•	that we will successfully execute the Fording River and Highland Valley Copper and Red Chris copper mine projects;

•	that trading volumes and liquidity of our shares remain roughly at historic levels;

•	that our issued shares are not diluted other than through normal course exercises of options;

•	that our customers will continue to use economies of scale in production;

•	that the new Fort Hills oil sands mine will remain on schedule for production start-up at the end of 2017;

•	that we will see meaningful heavy construction activity for the summer season of 2018;

•	that earthworks at the Fording River coal mine will continue deep into the fourth quarter and that there will be an award of extra such work for the first quarter of 2018;

•	our level of receivables, inventory and unbilled revenue, and our requirements for liquidity, are similar to our historical experience;

•	that oil prices remain stable and do not drop significantly within the next year;

•	that the Canadian dollar does not significantly appreciate further in the next year;

•	our ability to continue to generate cash flow to meet our liquidity needs;

•	continuing demand for construction services, including in non-oil sands projects such as other resource industries and in the infrastructure sector;

•
that our continuous efforts in the realms of safety management, service execution, equipment reliability and cost reduction, should stand us in good stead to benefit from any recurring mine services work from our customers;

•	that our oil sands customers continue to seek to lower their operating cost per barrel;

•	that oil sands mining and construction activity in Alberta does not decrease significantly further;

•	that decisions by our oil sands customers to start new mining projects depend largely on the price of oil;

•	that we are able to maintain our expenses at current levels;

•	that work will continue to be required under our master services agreements with various customers and that such master services agreements will remain intact;

NOA

•	our customers' ability to pay in a timely fashion;

•	our ability to successfully resolve all claims and unsigned change orders with our customers;

•	the oil sands continuing to be an economically viable source of energy;

•
our customers and potential customers continuing to invest in the oil sands, other resource developments and provincial infrastructure projects and to outsource activities for which we are capable of providing services;

•	our ability to benefit from construction services revenue and to maintain operations support services revenue tied to the operational activities of the oil sands;

•	our ability to successfully pursue heavy civil construction contracts in the oil sands, along with broader and more robust major resource projects and infrastructure projects;

•
our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;

•	our ability to access sufficient funds to meet our funding requirements will not be significantly impaired;

•
our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;

•	our relationships with the unions representing certain of our employees continues to be positive; and

•	our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
and are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2016 and in our most recently filed AIF.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” below, “Assumptions” and “Business Risk Factors” in our annual MD&A for the year ended December 31, 2016 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent AIF.
Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, we may use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.

The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
Foreign exchange risk
Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.
At September 30, 2017, with other variables unchanged, the impact of a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar on short-term exposures would not have a significant impact to our Interim Consolidated Statements of Operations and Comprehensive (Loss) Income.
Interest rate risk
We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended credit facilities are subject to a floating rate. Our capital lease and convertible debenture obligations are subject to a fixed rate. Our interest rate risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk.
In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.
At September 30, 2017, we had 22.0 million of outstanding debt pertaining to our Credit Facility (December 31, 2016 – $28.6 million pertaining to our Previous Credit Facility).
H. GENERAL MATTERS
Additional Information
Our corporate office is located at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta T5S 0C2. Our corporate head office telephone and facsimile numbers are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2016, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and on our company website at www.nacg.ca.

NOA

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Martin Ferron, the Chief Executive Officer of North American Energy Partners Inc., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended September 30, 2017.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2017 and ended on September 30, 2017 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: October 31, 2017

/s/ Martin Ferron
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Rob Butler, the Vice President of Finance of North American Energy Partners Inc. (principal financial officer), certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended September 30, 2017.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2017 and ended on September 30, 2017 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: October 31, 2017

/s/ Rob Butler
Vice President, Finance